DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201

Certificate of Amendment

PURSUANT TO NRS 78.385 and 78.390

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of corporation:_________________E-CHANNELS, INC._____

____

2. The articles have been amended as follows (provide article numbers, if available):

_______*The name of the corporation is:*____

___________________________*ETI Corporation*________________________

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is _____51% plus_______.

4. Signatures (Required):

\S\ Paul Lanham
Paul Lanham, President